Exhibit 11

KIMBALL INTERNATIONAL, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

(Unaudited)	(Unaudited)
Three Months Ended	Three Months Ended
March 31, 2003	March 31, 2002

(Amounts in Thousands, Except per Share Data)	Class A	Class B	Total	Class A	Class B	Total
Basic Earnings Per Share:
Dividends declared	$ 2,136	$ 3,887	$ 6,023	$ 2,146	$ 3,868	$ 6,014
Undistributed earnings (loss)	(1,180)	(2,079)	(3,259)	3,577	6,205	9,782

Net Income	$ 956	$ 1,808	$ 2,764	$ 5,723	$10,073	$15,796

Average Basic Shares Outstanding	13,781	24,292	38,073	13,912	24,134	38,046

Basic Earnings Per Share	$0.07	$0.07		$0.41	$0.42

Diluted Earnings Per Share:
Dividends declared and assumed dividends on dilutive shares	$ 2,136	$ 3,890	$ 6,026	$ 2,146	$ 3,877	$ 6,023
Undistributed earnings (loss)	(1,180)	(2,082)	(3,262)	3,568	6,205	9,773

Net Income	$ 956	$ 1,808	$ 2,764	$ 5,714	$10,082	$15,796

Average Diluted Shares Outstanding	13,781	24,314	38,095	13,912	24,192	38,104

Diluted Earnings Per Share	$0.07	$0.07		$0.41	$0.42

Included in the diluted earnings per share computation are 22,000 and 58,000 average shares of Class B common stock representing the dilutive effect of stock options and contingently issuable performance share grants for the three months ended March 31, 2003 and 2002, respectively. Also included in the diluted earnings per share computation are $3,000 and $9,000 of Class B assumed dividends payable on those dilutive shares for the three months ended March 31, 2003 and 2002, respectively. A corresponding reduction of undistributed earnings has been allocated evenly over Class A and Class B shares. For the current year period, all 3,335,000 stock options outstanding were antidilutive and were excluded from the dilutive calculation. For the prior year period, 1,904,000 out of 3,036,000 stock options outstanding were antidilutive and were excluded from the dilutive calculation.

(Unaudited)	(Unaudited)
Nine Months Ended	Nine Months Ended
March 31, 2003	March 31, 2002

(Amounts in Thousands, Except per Share Data)	Class A	Class B	Total	Class A	Class B	Total
Basic Earnings Per Share:
Dividends declared	$ 6,412	$11,652	$ 18,064	$ 6,499	$11,549	$18,048
Undistributed earnings (loss)	(5,546)	(9,765)	(15,311)	3,380	5,804	9,184

Net Income	$ 866	$ 1,887	$ 2,753	$ 9,879	$17,353	$27,232

Average Basic Shares Outstanding	13,787	24,273	38,060	14,002	24,040	38,042

Basic Earnings Per Share	$0.06	$0.08		$0.71	$0.72

Diluted Earnings Per Share:
Dividends declared and assumed dividends on dilutive shares	$ 6,412	$11,663	$ 18,075	$ 6,499	$11,562	$18,061
Undistributed earnings (loss)	(5,547)	(9,775)	(15,322)	3,373	5,798	9,171

Net Income	$ 865	$ 1,888	$ 2,753	$ 9,872	$17,360	$27,232

Average Diluted Shares Outstanding	13,787	24,295	38,082	14,002	24,068	38,070

Diluted Earnings Per Share	$0.06	$0.08		$0.71	$0.72

Included in the diluted earnings per share computation are 22,000 and 28,000 average shares of Class B common stock representing the dilutive effect of stock options and contingently issuable performance share grants for the nine months ended March 31, 2003 and 2002, respectively. Also included in the diluted earnings per share computation are $11,000 and $13,000 of Class B assumed dividends payable on those dilutive shares for the nine months ended March 31, 2003 and 2002, respectively. A corresponding reduction of undistributed earnings has been allocated evenly over Class A and Class B shares. For the current year period, all 3,088,000 stock options outstanding were antidilutive and were excluded from the dilutive calculation. For the prior year period, 2,790,000 out of 2,833,000 stock options outstanding were excluded from the dilutive calculation.